EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2011	2012	2013	2014
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(50,074)	$46,807	$73,787	$62,174	$65,912
Capitalized interest	(84)	(106)	(3,891)	(13,324)	(13,785)
Depreciation of capitalized interest	36	43	302	1,190	2,109
Distributions from 50% or less owned companies carried at equity	6,482	20,028	38,809	46,564	75,528

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(43,640)	$66,772	$109,007	$96,604	$129,764

Fixed charges
Interest on long-term debt	$22,992	$35,771	$40,923	$48,583	$66,639
Capitalized interest	84	106	3,891	13,324	13,785
Rental expenses representative of an interest factor	3,904	4,570	5,383	6,919	9,485

Total fixed charges	$26,980	$40,447	$50,197	$68,826	$89,909

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$(16,660)	$107,219	$159,204	$165,430	$219,673

RATIO OF EARNINGS TO FIXED CHARGES	—	2.7	3.2	2.4	2.4